VIP Loyalty Corp.
123 No. Post Oak Lane
Suite 440
Houston, TX 77024

May 6, 2014

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-0406

Re:	VIP Loyalty Corp. Withdrawal of Registration Statement on Form S-1 Filed November 14, 2013 File No. 333-192330

Dear Mr. Spirgel:

On behalf of VIP Loyalty Corp., a Nevada corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933 (the “Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-192330), as initially filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2013 (the “Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and none of the Company's securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request the the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to our legal counsel, Robert J. Huston III, Esq., via e-mail at bob_huston@yahoo.com.

If you have any questions, please do not hesitate to contact Robert J. Huston III, Esq. by telephone at 949-230-0259.

Sincerely,

/s/ Sean Connolly
Sean Connolly, President

cc: Robert J. Huston III, Esq.